CONSENT OF QUALIFIED PERSON

Simon Allard, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4578
Fax: (604) 664-3057
simon.allard@amec.com

To:	Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Quebec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Re: Fronteer Development Group Inc.: Press Release Entitled “Fronteer Reports Positive Preliminary Economic Assessment for Michelin Uranium Project ” and dated 8 September 2009

I, Simon Allard, P.Eng. consent to the public filing of Sections 1, 2, 3, 19.12, 19.13, 9.16, 20, 21, 22, and 23 of the Technical Report entitled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” and dated 1 August 2009 (the “Technical Report”), prepared on behalf of Fronteer Development Group Inc.

I consent to extracts from, or a summary of, the Technical Report in the Fronteer Development Group Inc. press release dated 8 September 2009 that is entitled: “Fronteer reports positive Preliminary Economic Assessment for Michelin Uranium Project” (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Signed and sealed	Dated

Simon Allard, P.Eng.	23 October 2009

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com